Mail Stop 3561

July 2, 2009

Mr. Gregory T. Stevens, Esq.
Executive Vice President, General Counsel and Secretary
Emdeon Inc.
3055 Lebanon Pike, Suite 1000
Nashville, TN 37214

> **Re:** **Emdeon Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 16, 2009**
> **File No. 333-153451**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note there are numerous blanks throughout the registration statement. Upon completion we will need sufficient time to review the complete filing in its entirety.

Cover Page of Prospectus

2. We note your response to comment three in our letter dated November 21, 2008 that the required disclosure will be provided in a future amendment to Form S-1. We await the revised disclosures in that amendment.

Prospectus Summary, page 1

Our Industry, page 2

3. We note your response to comment four in our letter dated November 21, 2008; however, additional support is required for the following statements:

- Please either revise the claim that the "cost of healthcare administration in the U.S. was estimated to be $360 billion in 2008, or 17% of total healthcare expenditures" as a belief or provide additional support for the estimates.
- Please either revise the claim that there is an "increasing number of drug prescriptions authorized by providers and an industry-wide shortage of pharmacists" as a belief or provide additional support for this statement.

In addition, please provide support for the following statements:

- "…industry estimates indicate that between $68 billion and $226 billion in healthcare costs are attributable to fraud each year."
- "Some industry reports estimate that the federal government will spend more than $35 billion on promoting healthcare information technology through ARRA."

Unaudited Pro Forma Financial Information, page 49

4. We note your response to comment eight in our letter dated November 21, 2008. Please expand your disclosure to show each of the components and related amounts you have included in the calculation of the estimated impact of the tax receivable agreements. Show the payments to be made for (1) any step-up in basis in EBS Master's assets resulting from the purchases by your and your subsidiaries of EBS Units; (2) any step-up in basis in EBS Master's assets resulting from exchanges by the H&F Continuing LLC Members of EBS Units; (3) any step-up in basis in EBS Master's assets resulting from payments under the tax receivable agreement to the Tax Receivable Entity; (4) tax benefits related to imputed interest; and (5) net operating loss carryovers from prior periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Overview, page 58

5. We note your response to comment 11 in our letter dated November 21, 2008; however, your revised disclosure does not address our request for information regarding the likely timing of the expenditures for the development of new

products and services or the sources of funds likely to be used. Please revise your disclosure accordingly.

6. We note your response to comment 12 in our letter dated November 21, 2008 that demographic trends could impact your revenues, cost of operations and infrastructure expenses; however, your revised disclosure does not include examples of how these demographic trends could impact your revenues, costs of operations and infrastructure expenses. Please revise your disclosure accordingly.

Income Taxes, page 65

7. Throughout your discussion you state one of the differences between the federal statutory rate and effective income tax rates relates to partnership basis differences. Please expand your disclosure to clarify. Further, we note the limited liability company EBS Acquisition LLC was formed in 2006 and acquired the interest in EMB Master. Please expand your disclosure to explain the impact, if any, on the company's conversion from a limited liability company to a corporation in September 2008.

Results of Operations, page 66

8. In the sections "Quarter Ended March 31, 2009 Compared to Quarter Ended March 31, 2008" and "Year Ended December 31, 2008 Compared to Year Ended December 31, 2007," you refer to the expiration of channel partner contracts, including the expiration of "a significant channel partner contract." Please revise your disclosure to describe the significant expired contract(s), the nature of the expiration, and the consequences of the expiration.

Liquidity and Capital Resources, page 76

9. We note your response to comment six in our letter dated November 21, 2008. In addition, please provide disclosure regarding the effect on your liquidity in the event that, as a result of recent developments in the credit markets, your lenders become insolvent or you are unable to obtain additional debt.

Credit Facilities, page 78

10. Please revise your disclosure to describe the circumstances under which you are required to prepay amounts outstanding under the First Lien Credit Agreement and the limits imposed by the Credit Agreements on amounts you may spend on capital expenditures.

Principal and Selling Stockholders, page 124

11. We note your response to comment 16 in our letter dated November 21, 2008 that
the required disclosure will be provided in a future amendment to Form S-1.
Based on the percentage of securities to be offered by the selling stockholders,
you may be required to identify the selling stockholders as underwriters. We
await the revised disclosures in that amendment.

Certain Relationships and Related Transactions, page 129

Related Party Transactions Policies and Procedures, page 136

12. You state that "certain 'interested transactions' are deemed preapproved by the
Audit Committee," including director compensation and employment transactions
involving an executive officer and related compensation. Please revise your
disclosure to describe all types of interested party transactions that are
preapproved by the Audit Committee.

Audited Consolidated Financial Statements, page F-2

13. We note numerous changes to amounts within the financial statements for 2006
and 2007 from your previous amendment. For example, deferred income tax
liabilities as of December 31, 2007 was previously disclosed as $48,880 and the
amount is now disclosed as $59,865 representing a change of over 20 percent.
The net income (loss) attributable to Emdeon Inc. for the period from November
16, 2006 to December 31, 2006 and the year ended December 31, 2007 is also
different from amounts previously reported. Please advise us of the factors you
considered in concluding disclosures set forth in SFAS 154 were not required.

14. Please tell us what consideration was given to separating the pre-and post-push
down periods by a vertical black line signifying the different bases of accounting
resulting from the 2008 Transaction as well as reflecting separate periods within
your footnote disclosures.

1. Organization, page F-7

15. We note EBS Acquisition acted as a limited liability company prior to converting
into a Delaware corporation, Emdeon Inc., in September 2008. Please advise or
revise the face of the historical combined financial statements to provide pro
forma tax and earnings per share data. The pro forma data should show the
estimated effect of income taxes on net income and earnings per share for periods
prior to becoming a taxable corporation.

16. Please advise or revise your financial statements to reclassify the undistributed earnings of the limited liability company for periods prior to becoming a taxable corporation to additional paid-in-capital. This presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. Refer to SAB Topic 4B.

17. Your disclosure in the last paragraph of page F-8 references accounting for the reorganization using carryover basis being consistent with SFAS 141 and FTB 85-5 which have been replaced or nullified by SFAS141(R). Please revise your disclosure to clarify the basis for your accounting.

2. Summary of Significant Accounting Policies, page F-9

18. We note your response to comment 20 in our letter dated November 21, 2008 and your disclosure on page F-9 indicating net income (loss) was not allocated to the noncontrolling interest holders from November 16 to December 31, 2006 and the year ended December 31, 2007, as the balance was considered to be in a net deficit position. In light of the adoption of SFAS 160, please tell us the extent you considered the disclosure requirements in paragraph 6 of SFAS 160.

4. Business Combinations, page F-16

19. We note your response to comment seven in our letter dated November 21, 2008. Please provide us additional information supporting your conclusion that the investor groups were part of a collaborative group.

- Please explain how you were able to conclude the investments made by the investors are in reasonable proximity. Please tell us if you considered General Atlantic's investment in November 2006 in which it acquired a 52% controlling interest in EBS Master to be in reasonable proximity to the investments later made by the H&F entities and General Atlantic affiliate in February 2008.

- Please explain the timing and sequence of events such that General Atlantic and H&F each solicited the other party to invest in EBS Master.

- We note the matters you have listed that require the consent of the other investor group however it appears General Atlantic has control of the board of directors and a majority voting interest. Please explain in more detail how the investors are compelled to collaborate on the subsequent control of the company. Tell us the significant matters subject to approval by the board of directors and those matters subject to a vote of the stockholders not subject to consent.

- Please explain why the drag-along rights and restriction on the sale of EBS Master Units are not usual and customary.

Notes to Consolidated Financial Statements, March 31, 2009

16. Subsequent Events, page F-58

20. We note you acquired substantially all of the assets of The Sentinel Group on June 5, 2009. To the extent material, please explain your consideration of the disclosure requirements of paragraphs 67 and 68 of SFAS 141R.

Exhibits

21. We note that you have not provided us with most of the exhibits to your registration statement. Please file these exhibits as soon as practicable so we may review them in a timely manner.

Draft Legal Opinion

22. The legal opinion provided to you by counsel expresses its opinion only as to the "General Corporation Law of the State of Delaware." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

23. Counsel also indicates that its opinion "is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect." Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 with any questions regarding the comments on financial statements and related matters. You may contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP